UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
September 28, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date September 28, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to dismantle its Ventures business area
(Helsinki, Finland, September 28, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Ventures business area will be dismantled as of January 1, 2007. Two of the three foundries currently under Metso Ventures will be transferred under Metso Paper and one under Metso Minerals as separate profit units. Metso Panelboard will become a Metso Paper profit unit. The expansion of Metso Powdermet’s sphere of operations into a materials technology RTD unit is being investigated. Valmet Automotive will be reported as a separate financial holding unit. Vesa Kainu, President of Metso Ventures, will retire on February 28, 2007.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Olli Vaartimo, Executive Vice President, Metso Corporation, tel. +358 204 84 3010
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.